EXHIBIT 4.1


                                        COMPOSITE COPY OF MODERN CONTROLS, INC.
                                        RESTATED ARTICLES OF INCORPORATION,
                                        EFFECTIVE JUNE 8, 1994, REFLECTING
                                        AMENDMENTS EFFECTIVE JULY 23, 1987, JUNE
                                        28, 1991 AND MAY 21, 1998.


                             CERTIFICATE OF RESTATED
                          ARTICLES OF INCORPORATION OF
                              MODERN CONTROLS, INC.

                                   ARTICLE I.
                           NAME AND REGISTERED OFFICE

         1.01. NAME. The name of this Corporation is Modern Controls, Inc.

         1.02. REGISTERED OFFICE. The registered office of this Corporation is located at 7500 Boone Avenue North, Minneapolis, Minnesota 55428.

         1.03. SCOPE AND DATE. These Restated Articles of Incorporation supersede the previously existing articles of incorporation and all amendments thereto in their entirety. These Restated Articles of Incorporation were adopted by the shareholders on May 29, 1984.

                                   ARTICLE II.
                             SHARES AND SHAREHOLDERS

         The aggregate number of shares of stock which the Corporation shall have authority to issue is Twenty Five Million (25,000,000) shares, consisting of Twenty-Two Million (22,000,000) shares of common stock, $0.10 par value per share (the "Common Stock"), and Three Million (3,000,000) shares undesignated as to series (the "Undesignated Stock"). The Board of Directors is authorized to establish, from the authorized shares of Undesignated Stock, one or more classes or series of shares, to designate each such class and series, and to fix the rights and preferences of each such class and series. Without limiting the authority of the Board of Directors granted hereby, each such class or series of Undesignated Stock shall have such voting powers (full or limited or no voting powers), such preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for the issue of such class or series of Undesignated Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. Except as provided in the resolution or resolutions of the Board of Directors creating any series of Undesignated Stock, the shares of Common Stock shall have the exclusive right to vote for the election and removal of directors and for all other purposes; no shareholder of the Corporation shall have any preemptive rights; and no shareholder shall be entitled to any cumulative voting rights. Each holder of Common Stock shall be entitled to one vote for each share held.

                                  ARTICLE III.
                          BOARD ACTION WITHOUT MEETING

         An action required or permitted to be taken by the board of directors of this Corporation may be taken by written action signed by that number of directors that would be required to take the same action at a meeting of the board at which all directors are present, except as to those matters requiring

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shareholder approval, in which case the written action must be signed by all members of the board of directors then in office.

                                   ARTICLE IV.
                          INDEMNIFICATION AND ADVANCES

         4.01. MANDATORY INDEMNIFICATION AND ADVANCES. This Corporation shall indemnify its present and former directors, officers, employees, and agents, and shall pay or reimburse such persons their reasonable expenses, including attorneys' fees and disbursements, incurred by such person or persons in advance of the final disposition of certain proceedings, as defined by Minn. Stat. ss. 302A.521, as amended or as it may be amended from time to time hereafter all in the manner, for the purposes, and to the fullest extent allowed or allowable by the Minnesota Business Corporation Act, Minnesota Statutes Chapter 302A, as amended or as it may be amended from time to time hereafter.

         4.02. NO LIMITATION ON OBLIGATION. This Article IV shall in no way be deemed to be a prohibition, condition or limitation, within the meaning of Minn. Stat. ss. 302A.521, subd. 4 or 5, as amended or as it may be amended from time to time hereafter, or otherwise, or to in any way operate as such, of the obligation of this Corporation to indemnify its present or former directors, officers, employees, or agents, or to pay to or to reimburse such persons for reasonable expenses, including attorneys' fees and disbursements, incurred by such person or persons in connection with a proceeding, as defined above, pursuant to Minn. Stat. ss. 302A.521, as amended or as it may be amended from time to time hereafter.

         4.03. INSURANCE. This Corporation may purchase and maintain insurance on behalf of a person in that person's official capacity, as defined by Minn. Stat. ss. 302A.521, as amended or as it may be amended from time to time hereafter, against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the Corporation would have been required to indemnify the person against the liability under the provisions of Minn. Stat. ss. 302A.521, as amended or as it may be amended from time to time hereafter.

                                   ARTICLE V.
                        LIMITATION OF DIRECTOR LIABILITY

         A director of the corporation shall not be personally liable to the corporation as a director to the extent permitted by applicable law. If the Minnesota Business Corporation Act hereafter is amended to authorize further elimination or limitation of the liability of directors, then the liability of a director to the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Minnesota Business Corporation Act. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.